

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 26, 2005

SIERRA HEALTH SERVICES, INC.

(Exact name of registrant as specified in its charter)

Nevada	1-8865	88-0200415
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2724 North Tenaya Way
Las Vegas, Nevada 89128
(Address of principal executive offices including zip code)

(702) 242-7000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On September 26, 2005, Sierra Health Services, Inc. issued a press release announcing that its wholly owned subsidiaries, Sierra Health and Life Insurance Co. Inc. ("SHL") and Health Plan of Nevada Inc. ("HPN"), have been selected by the Centers for Medicare & Medicaid Services to participate for 2006 in the stand-alone prescription drug plan ("PDP"), Medicare Advantage HMO, and local and regional PPO programs.

SHL will offer SierraRx(SM), a stand-alone PDP in 10 western states, including Arizona, California, Colorado, Idaho, Nevada, New Mexico, Oregon, Texas, Utah and Washington. SHL has also been selected as a PDP sponsor in the same states for dual-eligible Medicare and Medicaid beneficiaries who will be auto-enrolled into the program. SierraRx(SM) will cover a wide variety of preferred generic and brand name prescription drugs that will be distributed through most major retail pharmacy chains and a large number of independent pharmacies.

SHL will also offer Sierra Nevada Spectrum, a regional PPO throughout Nevada, that will be available in January 2006. SHL will continue to offer its Local PPO Plan, Sierra Spectrum, throughout Nevada; Maricopa, Mohave and Pima counties in Arizona; and seven Utah counties, including Cache, Davis, Morgan, Salt Lake, Utah, Washington and Weber.

HPN will continue to offer its Senior Dimensions ("SD") Medicare Advantage HMO plan, with no premium in Clark, Washoe, Nye and Esmeralda counties. SD members do not need to enroll in a stand-alone PDP because their benefit plan includes a comprehensive pharmacy benefit that will be enhanced in 2006. The SD plan also includes physician and hospital coverage.

Marketing for SierraRx(SM), Sierra Nevada Spectrum, Sierra Spectrum and Senior Dimensions 2006 programs will begin Oct. 1, 2005. The initial enrollment period begins Nov. 15, 2005, and ends on May 15, 2006.

Statements above that are not historical facts are forward-looking and based on management's projections, assumptions and estimates; actual results may vary materially. Forward-looking statements are subject to certain risks and uncertainties, which include but are not limited to: 1) potential adverse changes in government regulations, contracts and programs, including Medicare, Medicaid and legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential managed care litigation exposure; 2) competitive forces that may affect pricing, enrollment, renewals and benefit levels; 3) unpredictable medical costs, malpractice exposure, reinsurance costs and inflation; 4) impact of economic conditions; 5) changes in healthcare reserves; and 6) the amount of actual proceeds to be realized from the note receivable related to the sale of the workers' compensation insurance operation. Further factors concerning financial risks and results are contained in our Annual Report on Form 10-K for the year ended December 31, 2004. Such statements are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and identify important risk factors that could cause our actual results to differ materially from those expressed in any projected, estimated or forward-looking statements relating to Sierra.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<table>
<tr><td></td><td>SIERRA HEALTH SERVICES, INC.</td></tr>
<tr><td></td><td>(Registrant)</td></tr>
<tr><td>Date: September 27, 2005</td><td>/S/ PAUL H. PALMER</td></tr>
<tr><td></td><td>Paul H. Palmer
Senior Vice President
Chief Financial Officer and Treasurer
(Chief Accounting Officer)</td></tr>
</table>